Mail Stop 3561

July 21, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Jerry W. Grizzle
Chief Executive Officer
AMS Health Sciences, Inc.
711 N.E. 39th Street
Oklahoma City, Oklahoma 73105

> **Re: AMS Health Sciences, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-QSB for the quarterly period ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 001-13343**

Dear Mr. Grizzle:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant